EXHIBIT 99.2

NOMAD ROYALTY COMPANY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nomad Royalty Company Ltd. (the “Corporation”):

NOTICE IS HEREBY GIVEN that the virtual annual and special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 4:00 p.m. (eastern time) on May 5, 2022.

This year, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast which can be accessed after registering at the following link https://bit.ly/3HVe2Mr. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The Meeting will be held for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2021 and the independent auditor’s report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2022 and to authorize the directors to fix its remuneration;

4.

To consider and approve, in an advisory, non-binding capacity, a resolution regarding the Corporation’s approach to executive compensation in the form attached as Schedule “A” to the Corporation’s management information circular dated March 30,2022 (the “Circular”); and

5.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Additional information on the above matters can be found in the Circular under the headings “Business to be transacted at the Meeting”.

In addition to being able to vote at the appropriate time during the Meeting, Registered Shareholders (as defined below) and duly appointed proxyholders will be able to participate in the Meeting and ask questions, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Beneficial Shareholders (as defined below) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. To access the Meeting, follow the instructions below:

➢	Step 1: Log in online and register at: https://bit.ly/3HVe2Mr.

➢	Step 2: Complete the survey to register for the Meeting.

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Step 3: After registering, you will receive a confirmation email sent to the email address you provided in the survey with access instructions for the day of the Meeting. This confirmation email with access instructions will also be sent out the day prior to the Meeting.

The Corporation recommends that you log in by 3:45 p.m. (eastern time) on May  5, 2022. It is important to ensure you are connected to the internet at all times in order to vote when balloting commences. You are responsible for ensuring internet connectivity for the duration of the Meeting.

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Registered Shareholders who are unable to participate in the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the Common Shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the form of proxy and the Circular.

A Registered Shareholder or a shareholder who does not hold shares of the Corporation in its own name (a “Beneficial Shareholder”) who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the online Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as a proxyholder to attend, participate and vote at the virtual Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a four-digit username to attend, participate and vote at the Meeting. Without a username, proxyholder will not be able to register in order to participate, submit questions online and vote virtually at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/NomadRoyalty and provide Computershare Investor Services Inc. (the “Transfer Agent”) with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with a four-digit username via email. The username will be required for proxyholders to register for the Meeting in accordance with the steps 1 to 3 above and attend and vote at the Meeting which will be held through a live audio webcast.  Beneficial Shareholders in the United States must follow the procedures set forth under heading  “Proxy Matters and Voting Information - United States Beneficial Shareholders” of the Circular.

The board of directors has fixed a record date of March 25, 2022 for the Meeting. Accordingly, shareholders registered on the books of the Corporation at the close of business on March 25, 2022 are entitled to receive notice of the Meeting and are entitled to vote thereat.

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy‑Related Materials (as defined below) to Beneficial Shareholders. Notice-and-Access is a recent set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to the Circular, the Notice of Meeting and a voting instruction form (“VIF”).

The use of Notice-and-Access is more environmentally friendly as it will help reduce paper use. It will also reduce the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1‑866‑964‑0492 or on the internet at www.computershare.com/noticeandaccess; or (ii) for Beneficial Shareholders with a 16‑digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of the Circular and related materials via prepaid mail.

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Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.nomadroyalty.com and under the Corporation’s profile on SEDAR at www.sedar.com.

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as: the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a VIF, and supplemental mail list return card for Beneficial Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2022 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of the Circular free of charge by contacting: (i) for Beneficial Shareholders with a 15-digit Control Number: Computershare Investor Services Inc. toll free at 1-866-962-0498 (within North America) or 514-982-8716 (outside North America); or (ii) for Beneficial Shareholders with a 16‑digit Control Number: Broadridge Financial Solutions, Inc. toll free at 1-877-907-7643. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by April 21, 2022 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their VIF by its due date.

Dated at Montreal, Québec, Canada this 30th day of March, 2022.

By order of the board of directors,

(signed) Elif Lévesque

Elif Lévesque

Chief Financial Officer and Corporate Secretary

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